UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Targanta Therapeutics Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87612C100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87612C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,582,236
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,582,236

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,582,236
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 12.31%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87612C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,582,236
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,582,236

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,582,236
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 12.31%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87612C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87612C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Overseas Ltd. 98-0507341
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,073,346
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,073,346

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,346
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.12%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 87612C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,151,839
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,151,839

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,839
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.49%
12.	Type of Reporting Person (See Instructions) OO

Item 1	(a).	Name of Issuer

Targanta Therapeutics Corporation (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

222 Third Street, Suite 2300, Cambridge, Massachusetts 02142-1122, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

QVT Fund LP Walkers SPV, Walkers House Mary Street George Town, Grand Cayman KY1-9002, Cayman Islands Cayman Islands Limited Partnership

QVT Overseas Ltd. Walkers SPV, Walkers House Mary Street George Town, Grand Cayman KY1-9002, Cayman Islands Cayman Islands Company

QVT Associates GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

Common shares, $0.0001 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 87612C100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP, which beneficially owns no shares of Common Stock, for Quintessence Fund L.P. (“Quintessence), which beneficially owns 215,925 shares of Common Stock and for QVT Overseas Ltd. (“QVT Overseas”), which beneficially owns 1,073,346 shares of Common Stock. QVT Financial also is the investment manager for QVT Associates LP and QVT Global II L.P. (each a “Fund” and collectively, the “Funds”). The Funds beneficially own aggregate amount of 935,914 shares of Common Stock. In addition, QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”), which holds 357,051 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by QVT Fund LP, Quintessence, QVT Overseas, each of the Funds and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 2,582,236 shares of Common Stock, consisting of the shares owned by QVT Fund LP, Quintessence, QVT Overseas, the Funds and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of QVT Fund LP, Quintessence, and the Funds may be deemed to beneficially own the aggregate number of shares of Common Stock owned by QVT Fund LP, Quintessence and the Funds, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 1,151,839 shares of Common Stock.

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock owned by QVT Fund LP, Quintessence, QVT Overseas, the Funds and held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock owned by QVT Fund LP, Quintessence and the Funds, except to the extent of its pecuniary interest therein.

QVT Overseas Ltd. acquired beneficial ownership of more than 5% of the class of equity securities as of December 31, 2007. The reported share amounts reflect amounts beneficially owned by the reporting persons as of that date, as adjusted for subsequent transactions through the date hereof.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon 20,969,257 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2007.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following….. ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2008

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT OVERSEAS LTD.

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Director

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 3, 2008

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT OVERSEAS LTD.

By:	/s/ Daniel Gold
Title:	Daniel Gold
Name:	Director